UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – NaaS Technology Inc. Announces Positive NTR for January 2024 and Updates Revenue Guidance for Full Year 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex Wu
Title	:	Chief Financial Officer

Date: February 8, 2024